SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-9

        Solicitation/Recommendation Statement Under Section 14(d)(4)
                   of the Securities Exchange Act of 1934

                           Cabot Industrial Trust
                         (Name of Subject Company)

                           Cabot Industrial Trust
                    (Name of Person(s) Filing Statement)

            Common Shares of Beneficial Interest, $.01 par value
              per share (including the related preferred share
                              purchase rights)
                       (Title of Class of Securities)

                                 127072106
                   (CUSIP Number of Class of Securities)

                                Neil Waisnor
                           Cabot Industrial Trust
                        Two Center Plaza, Suite 200
                        Boston, Massachusetts 02108
                               (617) 723-0900
               (Name, address and telephone number of person
       authorized to receive notices and communications on behalf of the person(s) filing statement)

                              With copies to:

                            Edward J. Schneidman
                            Mayer, Brown & Platt
                          190 South LaSalle Street
                          Chicago, Illinois 60603
                               (312) 782-0600

|X| Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEWS BULLETIN
                                               CABOT INDUSTRIAL TRUST
                                               TWO CENTER PLAZA
                                               SUITE 200
                                               BOSTON, MA  02108
FROM:                                          (NYSE:CTR)

  CABOT
----------
INDUSTRIAL


-------------------------------------------------------------------------------


AT THE COMPANY
--------------
Franz Colloredo-Mansfeld
Chief Financial Officer
(617) 723-0900


FOR IMMEDIATE RELEASE
---------------------
October 29, 2001


          Cabot Industrial Trust Agrees to be Acquired for $24 per
             share in cash by the California Public Employees'
                        Retirement System and RREEF;
                  Total Transaction Value of $2.1 Billion

BOSTON, MA, October 29, 2001 - Cabot Industrial Trust (NYSE:CTR), a national owner and operator of industrial properties, today announced that it has entered into a definitive merger agreement with CalWest Industrial Properties, LLC (CalWest), a joint venture of the California Public Employees' Retirement System ("CalPERS") and RREEF, providing for the acquisition of all of the outstanding common shares of Cabot Industrial Trust for $24 per share. The total value of the all-cash transaction, including Cabot's debt and preferred securities, totals approximately $2.1 billion. CalWest will proceed with an all-cash tender offer shortly and expects to close the transaction in December 2001. The offer represents approximately a 20% premium to Cabot's closing share price on Friday, October 26, 2001.

Ferdinand Colloredo-Mansfeld, Chairman and CEO of Cabot Industrial Trust commented, "We have built a tremendous company since our initial public offering in January of 1998. Over the past four years we have almost tripled our asset base, grown our staff from 28 people to over 120 people and raised almost $2 billion in capital to fund this growth. During this period of time we delivered value for our shareholders."

Charles B. Leitner, Principal at RREEF, commented, "Cabot has created a high quality industrial property portfolio concentrated in several of the best markets in the country. We see excellent opportunities in the industrial property sector, and by acquiring Cabot Industrial Trust we are able to complete one of the largest acquisitions ever in that sector. Over the years RREEF has worked with Cabot on several occasions and we have found that we share similar standards for quality and service."

Robert Patterson, President of Cabot Industrial Trust, noted "This acquisition confirms the value we created through the execution of our investment strategy. Since our initial public offering we consummated over 100 separate property acquisitions. We have also added to the portfolio through targeted development, completing 16 projects totaling $113 million. We grew funds from operations at an annual rate of 11% since inception. This transaction is a tribute not only to our investment strategy but also to the strong abilities of our people."

And Franz Colloredo-Mansfeld, Chief Financial Officer of Cabot Industrial Trust, commented, "We are glad to have completed negotiations of one of the largest REIT privatizations ever attempted. We are very pleased about the outcome. The $24 price provides our shareholders with a 20% premium to Friday's closing price of $19.95 per share."

JP Morgan acted as exclusive financial advisor to Cabot Industrial Trust and Mayer, Brown & Platt acted as its legal advisor. For CalWest, Goldman, Sachs & Co. acted as exclusive financial advisor, CB Richard Ellis, Inc. acted as real estate agent, and Orrick, Herrington & Sutcliffe LLP acted as its legal advisor.


Cabot Industrial Trust is a publicly held real estate investment trust with $1.8 billion in total assets as of September 30, 2001. The Company's investment strategy is focused exclusively on the industrial property sector where it seeks to own high quality, functional buildings. As of September 30, 2001, the Company owned 372 warehouse, distribution or workspace properties in 19 principal markets throughout the nation. The Company targets locations in major metropolitan areas, which the Company believes have the best long-term prospects, based on employment and distribution trends as well as actual or potential land scarcity. The Company seeks to grow cash flows and shareholder value by focusing on the following: active property management and tenant marketing and leasing; disciplined value-based acquisitions; property development; and investment advisory and co-investment programs with major institutional investors.

RREEF is a leading full service real estate advisor to pension funds with $15.1 billion in assets under management. The firm's holdings include industrial, office, retail and apartment properties for a total of over 124 million square feet nationwide, including 81 million square feet of industrial.

CalPERS is the nation's largest public pension fund with assets totaling approximately $151 billion. The system provides retirement and health benefits to more than 1.2 million state and local public agency employees and their families. For further information on CalPERS, please visit the System's web site at www.calpers.ca.gov.

In addition to historical information, this press release contains forward-looking statements. The tender offer for the outstanding shares of Cabot Industrial Trust described in this announcement has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an offer to purchase and related letter of transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer (described above) because they will contain important information.

   - CalWest's tender offer statement on schedule TO, including the offer to purchase and letter of transmittal.
   - Cabot Industrial Trust's solicitation/recommendation statement on schedule 14d-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free of charge at the SEC's web site at www.sec.gov.

To see Cabot Industrial Trust's latest news releases and other corporate documents please visit our web site at www.cabottrust.com.

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